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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                   SCHEDULE TO
                                  (RULE 13E-4)

                  TENDER OFFER STATEMENT UNDER SECTION 13(E)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                      WHITE MOUNTAINS INSURANCE GROUP, LTD.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                      WHITE MOUNTAINS INSURANCE GROUP, LTD.
                      (NAMES OF FILING PERSONS (OFFERORS))

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                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                    G9618E107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                               Michael S. Paquette
                      White Mountains Insurance Group, Ltd.
                              80 South Main Street
                        Hanover, New Hampshire 03755-2053
                            Telephone: (603) 643-1567
           (NAME,ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
             RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING
                                    PERSONS)

                                    COPY TO:

                             Philip A. Gelston, Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                            New York, New York 10019
                            Telephone: (212) 474-1000

                           CALCULATION OF FILING FEE:

Transaction Valuation*:  $247,500,000            Amount of Filing Fee*:  $49,500

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*    Estimated for purposes of calculating the amount of the filing fee only.
     This calculation assumes the purchase of 1,500,000 outstanding Common Shares, par value $1.00, of White Mountains Insurance Group, Ltd. (the "Common Shares" or the "Shares"), at a price per Share of $165.00 in cash. As of August 18, 2000, there were 5,880,115 Shares outstanding. The amount of the filing fee, calculated in accordance with Rule 0- 11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not applicable       Filing Party:  Not applicable
     Form or Registration No.:  Not applicable     Date Filed:  Not applicable

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     / /    third-party tender offer subject to Rule 14d-1.
     /X/    issuer tender offer subject to Rule 13e-4.
     / /    going-private transaction subject to Rule 13e-3.
     / /    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

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                                                                               2


         This Tender Offer Statement on Schedule TO relates to the issuer tender offer by White Mountains Insurance Group, Ltd., a company organized under the laws of Bermuda (the "Company"), to purchase 1,500,000 of its own issued and outstanding Common Shares, par value $1.00 per share (the "Common Shares" or the "Shares"), at a purchase price of $165.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) and which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer" and are herein incorporated by reference.


ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the SUMMARY TERM SHEET in the Offer to Purchase is incorporated herein by reference.


ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is White Mountains Insurance Group, Ltd., a company organized under the laws of Bermuda. The Company's principal executive offices are located at 80 South Main Street, Hanover, New Hampshire 03755-2053, telephone: (603) 643-1567.

         (b) The class of securities to which this statement relates is the Common Shares, par value $1.00 per share, of which 5,880,115 Shares were issued and outstanding as of August 18, 2000.

         (c) The information set forth in THE TENDER OFFER Section 6 ("Price Range of Shares") of the Offer to Purchase is incorporated herein by reference.


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) This Tender Offer Statement is filed by the Company, which is also the issuer. The information set forth in SCHEDULE I to the Offer to Purchase is incorporated herein by reference.


ITEM 4. TERMS OF THE TRANSACTION.

         (a)-(b) The information set forth in the Offer to Purchase is incorporated herein by reference.


ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) The information set forth in THE TENDER OFFER Section 10 ("Agreements Concerning the Shares") is incorporated herein by reference.

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                                                                               3

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a)-(c) The information set forth in the SUMMARY TERM SHEET, THE TENDER OFFER Section 9 ("Purpose of the Offer; Certain Effects of the Offer") and THE TENDER OFFER Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference. Other than as disclosed therein, the Company has no present plans, proposals or negotiations that would relate to or would result in any transaction or other occurrence with respect to the filing company or its shares, or any subsidiaries of the Company, of the type listed in paragraphs (c)(1)-(10) of Item 1006 of Regulation M-A.


ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) The information set forth in THE TENDER OFFER Section 8 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

         (d)  Not applicable.


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) The information set forth in SCHEDULE I and SCHEDULE II to the Offer to Purchase is incorporated herein by reference.


ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         The information set forth in the INTRODUCTION and THE TENDER OFFER
Section 11 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.


ITEM 10.  FINANCIAL STATEMENTS.

         The information set forth in THE TENDER OFFER Section 7 ("Certain Information Concerning the Company") is incorporated herein by reference.


ITEM 11.  ADDITIONAL INFORMATION.

         (a) The information set forth in the INTRODUCTION, THE TENDER OFFER
Section 9 ("Purpose of the Offer; Certain Effects of the Offer"), THE TENDER OFFER Section 10 ("Agreements Concerning the Shares") and THE TENDER OFFER
Section 13 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.


ITEM 12.  EXHIBITS.

(a)(1)(A)         Offer to Purchase dated August 21, 2000.

(a)(1)(B)         Letter of Transmittal dated August 21, 2000.

(a)(1)(C)         Notice of Guaranteed Delivery.
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(a)(1)(D)         Letter from the Information Agent to Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)         Summary Advertisement as published on August 21, 2000.

(a)(1)(H) Text of press release issued by White Mountains Insurance Group, Ltd., dated August 14, 2000.

(a)(1)(I) Text of press release issued by White Mountains Insurance Group, Ltd., dated August 21, 2000.

(a)(1)(J) Letter from the Company's Chairman to shareholders dated August 21, 2000.

(a)(1)(K)         Letter to Participants of the Allianz Asset Accumulation Plan.

(b)               Not applicable.

(d)               None.

(g)               None.

(h)               None.
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  WHITE MOUNTAINS INSURANCE GROUP, LTD.


                                  By: /s/ Michael S . Paquette
                                     -------------------------------------------
                                     Name: Michael S. Paquette
                                     Title: Senior Vice President and Controller


Dated: August 21, 2000